UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Jaguar Mining Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada	98-6396253
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Levindo Lopes 323 – Funcionários
CEP 30140-170 – Belo Horizonte – MG – Brazil
(31) 3232-7100
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class to be so Registered	Name of each Exchange on which each Class is to be Registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On March 21, 2012, the board of directors (the "Board") of Jaguar Mining Inc. (the "Company") adopted a shareholder rights plan, the terms and conditions of which are set out in a shareholder rights plan agreement, dated March 21, 2012 (the "Shareholder Rights Plan"). In connection with the adoption of the Shareholder Rights Plan, the Board authorized the issuance of one common share purchase right (a "Right") in respect of each outstanding common share of the Company ("Share") as of the close of business on March 21, 2012 (the "Record Time"). One right will also be issued in respect of each share issued thereafter.

The Rights are in all respects subject to and governed by the provisions of the Shareholder Rights Plan, a copy of which is filed as Exhibit 4.1 hereto and incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the Shareholder Rights Plan.

Exercise of Rights

The Rights will separate from, and will be transferable and traded separately from, the Shares and will be exercisable at the close of business on the second trading day after the earliest of: (a) the earlier of (i) the first date of public announcement by the Company or a person of facts indicating that any person has become an Acquiring Person (as defined in the Shareholder Rights Plan) and (ii) the date that the Company first becomes aware of any facts indicating that any person has become an Acquiring Person; (b) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company), to make, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as the Board may determine (in any such case, the "Separation Time").

Flip-in Event

A transaction in which a person becomes an Acquiring Person, subject to customary exceptions, will be a "Flip-in Event". Any Rights held by an Acquiring Person, any persons acting jointly or in concert with the Acquiring Person and certain affiliated persons and transferees will become void upon the occurrence of a Flip-in Event. After the Separation Time, but prior to the occurrence of a Flip-In-Event, each Right may be exercised to purchase one Share at the exercise price provided for in the Shareholder Rights Plan. Until adjusted in accordance with the terms of the Shareholder Rights Plan, the exercise price of a Right will be equal to Cdn.$25.00. Two trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person, any persons acting jointly or in concert with the Acquiring Person and certain affiliated persons and transferees) entitles the holder to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights.

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Following a Flip-in Event, the Board may, at its sole option (subject to any necessary stock exchange consent) authorize the Company to, in return for any Rights not then voided, issue or deliver, debt, equity or other securities or assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over must be made by way of a take-over bid circular;

•	the take-over bid must be made to all shareholders;

•	Shares may be deposited under the take-over bid any time between the date of the bid and the date Shares are taken up and paid for, and any Shares deposited under the take-over bid may be withdrawn until taken up and paid for;

•	Shares tendered pursuant to the take-over bid may not be taken up before the expiry of the 60-day period and only if at such time more than 50% of the Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been tendered to the take-over bid and not withdrawn; and

•	if, on the date on which Shares may be taken up and paid for by the bidder, more than 50% of the Shares held by Independent Shareholders shall have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as is prescribed by the Securities Act (Ontario)) after the date the Competing Bid was made and 60 days after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made (and then only if, at such date, more than 50% of the Shares held by Independent Shareholders have been tendered to the take-over bid and not withdrawn).

Acquiring Person

In general, an "Acquiring Person" is a person who is the Beneficial Owner of 20% or more of the outstanding Shares. Excluded from the definition of "Acquiring Person" are the Company and its subsidiaries and, generally, any person who becomes a Beneficial Owner of 20% or more of the outstanding Shares as a result of one or more, or any combination of, a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid, a Competing Permitted Bid, a Pro Rata Acquisition and a Convertible Security Acquisition.

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Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend on certificates for the Shares issued from and after the Record Time (as defined in the Shareholder Rights Plan) and are not to be transferable separately from the Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Shares.

Redemption

The Rights may be redeemed by the Board at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.00001 per Right. However, the Rights will be automatically redeemed in the event of a successful Permitted Bid or Competing Permitted Bid or a bid for which the Board has waived the operation of the Shareholder Rights Plan.

Waiver

Prior to the occurrence of a Flip-in Event, the Board may waive the application of the "flip-in" provisions of the Shareholder Rights Plan to any prospective Flip-in Event, which would occur by reason of a take-over bid made by a take-over bid circular to all shareholders. If the Board waives the Shareholder Rights Plan with respect to a particular bid (the "first bid") it will be deemed to have waived the Shareholder Rights Plan with respect of any other take-over bid made by take-over bid circular prior to the expiry of the first bid. The Board also may waive the "flip-in" provisions of the Shareholder Rights Plan in respect of any Flip-in Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its Beneficial Ownership to such a level that it is no longer an Acquiring Person.

Amendment

The Board, without the approval of the holders of Rights or Shares, may supplement or amend the Shareholder Rights Plan in order to make any changes it may deem necessary or desirable (whether or not such action would materially adversely affect the interests of the holders of Rights or Shares).

Term

The Shareholder Rights Plan, and all outstanding Rights, shall terminate and be void on the earlier of: (a) 5:00 p.m. (Toronto time) on July 19, 2012; and (b) such earlier date or time as may be determined by the Board in its sole discretion.

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Item 2.	Exhibits

Exhibit	Description

4.1	Shareholder Rights Plan Agreement dated as of March 21, 2012, between Jaguar Mining Inc. and Computershare Investor Services Inc., as Rights Agent

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2012	JAGUAR MINING INC.

	By:	(Signed) James M. Roller
		Name:	James M. Roller
		Title:	Chief Financial Officer and Treasurer

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EXHIBIT INDEX

Exhibit	Description

4.1	Shareholder Rights Plan Agreement dated as of March 21, 2012, between Jaguar Mining Inc. and Computershare Investor Services Inc., as Rights Agent